

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 9, 2015

Adam DeWitt
Chief Financial Officer and Treasurer
GrubHub, Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602

      Re: **Grubhub, Inc.**
             Form 10-K for the fiscal year ended December 31, 2014
             File No. 001-36389

Dear Mr. DeWitt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Stephen Krikorian

                                   Stephen Krikorian
                                   Accounting Branch Chief
                                   Office of Information Technologies
                                   and Services